QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(8)

MEMORANDUM

TO:	All U.S. Employees, Consultants and Directors Holding Stock Options
FROM:	Matrix Pharmaceutical, Inc.
DATE:	January 14, 2002
RE:	Treatment of Outstanding Options in the Offer and the Merger

    The purpose of this memorandum is to explain your rights with respect to your outstanding options from Matrix Pharmaceutical, Inc. (the "Company") in connection with the Offer and the Merger as described below. If you currently hold shares of common stock of the Company, you will be provided with formal Offer documents.

THE OFFER AND THE MERGER

    On January 6, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Chiron Corporation and Manon Acquisition Corp. (the "Purchaser"), a wholly-owned subsidiary of Chiron Corporation. Pursuant to the Merger Agreement, the Purchaser has commenced a tender offer (the "Offer") to purchase all outstanding shares of the Company's common stock for $2.21 per share in cash, without interest, subject to the terms and conditions in the Purchaser's Offer documents. Under the Merger Agreement, the Offer will be followed by a merger (the "Merger") of the Purchaser with and into the Company, and all shares of the Company's common stock not purchased in the Offer (other than shares held by the Purchaser and its affiliates, by dissenting stockholders, or by the Company) will be converted into the right to receive $2.21 per share in cash in the Offer.

IMPACT OF THE MERGER ON YOUR OPTIONS

    Pursuant to the terms of the Company's stock option plans and related option agreements, all options to purchase shares of the Company's common stock (each, a "Company Option") granted to employees and directors under these plans will vest prior to the effective time of the Merger. The Merger Agreement provides that at the effective time of the Merger, each holder of an outstanding and unexercised Company Option will have the right to receive, in full satisfaction of each Company Option, cash in an amount equal to the number of shares subject to such Company Option multiplied by the excess, if any, of $2.21 over the exercise price per share of the unexercised Company Option, less applicable withholding taxes and, thereafter, such Company Option for which payment is received shall terminate immediately. All other Company Options not eligible for this payment because the exercised price exceeds $2.21 will terminate in accordance with the Company's stock option plans at the effective time of the Merger, and such Company Options will become null and void.

TAX TREATMENT OF CASH PAYMENT

    If you receive a cash payment in full satisfaction of your Company Options at or after the effective time of the Merger, the cash payment you receive will be ordinary compensation income.

    Please note that the amount that you recognize as income will be subject to all applicable withholding taxes. You should consult with a professional tax advisor regarding your particular tax situation and potential tax liability.

CONTACT INFORMATION

    If you have any questions regarding the treatment of your outstanding stock options, please contact Olive Godfrey at (510) 494-7673.

QuickLinks

MEMORANDUM